UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2002

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

(Translation of registrant's name into English)

10-1, Yurakucho 1-chome, Chiyoda-ku
Tokyo 100-0006, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F __X__ Form 40-F _____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _____ No __X__

Mitsubishi Tokyo Financial Group, Inc.

Bank of Tokyo-Mitsubishi's Chairman and Deputy Chairman to Resign Board Positions

Tokyo, April 30, 2002 ... Mitsubishi Tokyo Financial Group, Inc. (MTFG; President: Shigemitsu Miki) announced today that the following two board members of The Bank of Tokyo-Mitsubishi, Ltd. (BTM), a subsidiary of MTFG, have decided to resign from their respective positions, effective June 26, 2002.

Name	Current Position	New Position
Satoru Kishi	Chairman of the Board (Representative Director)	Senior Advisor
Kenji Yoshizawa	Deputy Chairman (Representative Director)	Advisor to the President

The two board members' decision was made in the context of their initiatives to streamline the top management structure of BTM and is part of efforts to accelerate the decision-making process at the bank. BTM does not plan to appoint successors to these positions.

* * *

For further information please contact:
Masahiko Tsutsumi, Chief Manager, Public Relations Office
Tel: 81-3-3240-8136

Mitsubishi Tokyo Financial Group, Inc.

Change to Board of Directors of The Mitsubishi Trust and Banking Corporation

Tokyo, April 30, 2002 ... Mitsubishi Tokyo Financial Group, Inc. (MTFG; President: Shigemitsu Miki) announced today that with effect from May 7th 2002, Mr. Isao Itoga will leave his position as Representative Director and Deputy President of MTFG subsidiary, The Mitsubishi Trust and Banking Corporation.

* * *

For further information please contact:
Masahiko Tsutsumi, Chief Manager, Public Relations Office
Tel: 81-3-3240-8136

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2002

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

By: /s/ Atsushi Inamura

Name: Atsushi Inamura
Title: Chief Manager, General Affairs
Corporate Administration Division